UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
001-36289
Commission File Number
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GENOCEA BIOSCIENCES, INC.
(Exact name of registrant as specified in its charter)
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Genocea Biosciences, Inc.
100 Acorn Park Drive, 5th Floor
Cambridge, MA 02140
(617) 876-8191
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 15
Pursuant to the requirements of the Securities Exchange Act of 1934, Genocea Biosciences, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 13, 2022	By:	/s/ Diantha Duvall
		Name:	Diantha Duvall
		Title:	Chief Financial Officer